UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SPORTSMAN'S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84920Y106

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 July 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	84920Y106

1	NAMES OF REPORTING PERSONS Cannell Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
3,689,372
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER*
3,689,372
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,689,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.79%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*Based on information set forth on the 10-Q of Sportsman's Warehouse Holdings, Inc., (the "Company", "Registrant", or "SPWH") as filed with the Securities and Exchange Commission on May 31, 2023, there were 37,688,103 Common Shares (the "Shares") issued and outstanding as of May 31, 2023.

As of July 24, 2023 (the "Reporting Date"), Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), Tonga Partners, L.P. ("Tonga") and sundry separately-managed accounts ("Cannell SMAs") (collectively, the "Investment Vehicles"), over which J. Carlo Cannell has investment discretion held in the aggregate 3,689,372 Shares.

Cannell Capital LLC acts as the general partner and investment adviser to Tristan and Tonga and the investment adviser to Tristan Offshore and the SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

CUSIP No.	84920Y106

1	NAMES OF REPORTING PERSONS J. Carlo Cannell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
3,689,372
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER*
3,689,372
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,689,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.79%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Based on information set forth on the 10-Q of the Company as filed with the Securities and Exchange Commission on May 31, 2023, there were 37,688,103 Common Shares issued and outstanding as of May 31, 2023.

As of the Reporting Date, the Investment Vehicles held in the aggregate 3,689,372 Shares.

Cannell Capital LLC acts as the general partner and investment adviser to Tristan and Tonga and the investment adviser to Tristan Offshore and the SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Sportsman's Warehouse Holdings, Inc., Inc., a Delaware corporation.

The address of the principal executive offices of the Company is 1475 West 9000 South, Suite A, West Jordan, UT 84088.

Item 2. Identity and Background

(a) The name of the Reporting Person is J. Carlo Cannell (the "Reporting Person").

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Tonga Partners, L.P.

Separately-Managed Accounts

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The principal business address of the Reporting Person is:

245 Meriwether Circle

Alta, WY 83414

(c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

(d) Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Considerations

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.:  $18,291,147

Tristan Offshore Fund, Ltd.:  $7,825,424

Tonga Partners, L.P.: $6,923,397

Separately-Managed Accounts: $5,149,397

The Investment Vehicles have invested an aggregate amount of approximately $38,189,365 in the Shares.

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

Mr. Cannell makes this filing to disclose Cannell Capital LLC's July 24, 2023 letter to the Company attached as Exhibit 99.1. Additionally and consistent with the investment purpose, the Reporting Person may engage in communications with one or more: shareholders, interested parties, officers, representatives, or members of the Board of Directors of the Company regarding the Company, including but not limited to the Company's business operations, strategic plans, corporate governance, ways in which the Company can improve performance, advising on the composition of the Board of Directors (including the merits of potential Board candidates). The subject of these discussions may include actions specified in Items 4(a) through 4(j) of the Schedule 13D general instructions with regards to the Company.

The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition or disposition of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the Board of Directors or management of the Company.

Except as set forth above, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Based on information set forth on the 10-Q of the Company as filed with the Securities and Exchange Commission on May 31, 2023, there were 37,688,103 Common Shares issued and outstanding as of May 31, 2023.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 3,689,372 Shares, or approximately 9.79% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles) and which were not previously disclosed in a prior Amendment.

Entity	Date	Quantity	Price per Share	Form of Transaction
Cannell SMAs	5/25/23	2,734	$5.60	Sell
Tristan Offshore	5/31/23	18,807	$4.47	Buy
Tristan	6/01/23	43,884	$4.47	Buy
Cannell SMAs	6/01/23	3,429	$4.42	Buy
Cannell SMAs	06/28/23	7,221	$5.50	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Letter to Sportsman's Warehouse, Inc. dated July 24, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2023
Dated

/s/ J. Carlo Cannell
Signature

Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).